New Dragon Asia Corporation (Listed on the American Stock Exchange) Suite 2808, International Chamber of Commerce Fuhua Three Road, Shenzhen, PRC 518048

September 28, 2006

Ms. Jill S. Davis U.S. Securities and Exchange Commission Division of Corporation Finance Mail Stop 7010 100 F Street, N.W. Washington, D.C. 20549

Re:	New Dragon Asia Corporation
Form 10-K for Fiscal Year Ended December 25, 2005
Form 10-Q for the Quarterly Period Ended March 25, 2006
Response Letter Dated July 14, 2006
File No. 1-15046

Dear Ms. Davis:

Thank you for your comment letter dated August 3, 2006 (the “Comment Letter”) with respect to the above-captioned Annual Report on Form 10-K and Quarterly Report on Form 10-Q of New Dragon Asia Corp., a Florida corporation (the “Company”). The Company has filed Amendment No. 1 to the above-captioned Form 10-K and Form 10-Q, along with all other filings affected by the response to the Comment Letter (collectively, the “Amendments”) on September 28, 2006. The Amendments incorporate our responses to your comments, and this letter sets forth each of our responses.

In order to facilitate your review of the Amendments, we have responded to each of the comments set forth in the Comment Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Comment Letter.

The Company’s responses to the Staff’s comments set forth in the Comment Letter are as follows:

COMMENT NUMBER	RESPONSE

Form 10-K for the fiscal Year Ended December 25, 2005

1	Please include your acknowledgements in your next response letter, as previously requested, to the items as set-forth in the paragraphs following our comments.

Response: The Company has acknowledged in this response letter as requested.

2
We note that you have proposed to expand or revise your disclosure in response to our prior comments 4, 5, 7, 9, 11, 12 and 19, which you have indicated will be incorporated into an amended filing of your Form 10-K. Although we do not object to the content of your proposed disclosure, we will be unable to conclude on the adequacy of your response until you have submitted your amended filing.

Response: We have filed the Amendments with amended disclosures in response to the Staff’s comments.

Risks Associated with Doing Business in China, page 6

3
We note your proposed disclosure in response to prior comment one. It appears you will need to expand your disclosure to address all the requirements of Rule 12-04 of Regulation S-X regarding your condensed financial information. In this regard, but without limitation, we note that your balance sheet did not include total assets and we were unable to locate your presentation of results of operations along with the selected disclosure requirements. We reissue prior comment one in full.

Response: We have filed the Form 10-K/A with disclosures related to total assets in a condensed balance sheet and a condensed statement of operations as follows:

Condensed balance sheet information as of December 25, 2005 consisted of the following (in thousands):

	Inside China	Outside China	Total
Assets
- Cash and cash equivalents	$4,180	$10,152	$14,332
- Other assets	41,988	1,101	43,089
Total assets	46,168	11,253	57,421
Total liabilities	7,006	12,766	19,772
Minority interests	91	--	91
Intercompany	8,743	(8,743)	--
Shareholders’ equity	30,328	3,671	33,999

Assets located outside of China consist primarily of cash and cash equivalents, deposits, and deferred financing costs related to the issuance of the preferred stock. Liabilities located outside of China consist primarily of preferred stock, net of the related beneficial conversion feature and fair value of the warrants.

Condensed statement of operations information for the fiscal year ended December 25, 2005 consisted of the following (in thousands):

	Inside China	Outside China	Total

Net revenue	$44,180	$--	$44,180
Cost of goods sold	(36,151)	--	(36,151)
General and administrative expenses	(1,330)	(1,028)	(2,358)
Income (loss) from operations	5,978	(1,028)	4,950
Provision for income taxes	(1,487)	--	(1,487)
Other income (expense)	2,352	(4,062)	(1,710)
Net income (loss)	6,837	(5,090)	1,747

The Company does not believe that providing additional information regarding cash flows is meaningful to the reader, in light of the nature of the assets and operations located inside China and outside China, respectively.

4
We note your response to prior comment two indicating that you will provide the requested risk factor and dividend policy disclosure that addresses restrictions on your ability to pay dividends. Please submit your proposed disclosure.

Response: The Company has inserted such disclosure in the section of Risk Factors entitled “RISKS RELATED TO OUR CLASS A COMMON STOCK” in the Form 10-K/A as follows:

Our primary source of funds for dividends and other distributions from our operating subsidiary in China is subject to various legal and contractual restrictions and uncertainties, and our ability to pay dividends or make other distributions to our shareholders are negatively affected by those restrictions and uncertainties

We are a holding company established in the state of Florida and conduct our core business operations through our operating subsidiaries, Mix Creation Ltd., Rich Delta Ltd. and Keen General Ltd. and their respective subsidiaries in China. As a result, our profits available for distribution to our shareholders are dependent on the profits available for distribution from the subsidiaries. If the subsidiaries incur debt on their own behalf, the debt instruments may restrict their ability to pay dividends or make other distributions, which in turn would limit our ability to pay dividends on our shares. Under the current PRC laws, because we are incorporated in the State of Florida, our PRC subsidiaries are each regarded as a wholly foreign-owned enterprise in China. Although dividends paid by foreign invested enterprises, such as wholly foreign-owned enterprises and Sino-foreign joint ventures, are not subject to any PRC corporate withholding tax, the PRC laws permit payment of dividends only out of net income as determined in accordance with PRC accounting standards and regulations. Determination of net income under PRC accounting standards and regulations may differ from determination under U.S. GAAP in significant aspects, such as the use of different principles for recognition of revenues and expenses. In addition, distribution of additional equity interests by any of our PRC subsidiaries to us (which is credited as fully paid through capitalization of the PRC subsidiary’ undistributed profits) requires additional approval of the PRC government due to an increase in our registered capital and total investment in the subsidiary. Under the current PRC laws, each of our subsidiaries is required to set aside a portion of its net income each year to fund designated statutory reserve funds. These reserves are not distributable as cash dividends. As a result, our primary internal source of funds for dividend payments from the subsidiaries are subject to these and other legal and contractual restrictions and uncertainties, which in turn may limit or impair our ability to pay dividends to our shareholders. Moreover, any transfer of funds from us to the subsidiaries, either as a shareholder loan or as an increase in registered capital, is subject to registration with or approval by PRC governmental authorities. These limitations on the flow of funds between us and the subsidiaries could restrict our ability to act in response to changing market conditions.

Recent regulations relating to offshore investment activities by PRC residents may adversely affect our business and prospects

On September 8, 2006, several agencies of the PRC government issued a new regulation concerning restrictions on investments in China through special purpose companies incorporated overseas and the listing of the shares of those companies in overseas markets. The regulation contains a number of provisions relating to the acquisition of Chinese domestic companies which involve “important industries” and may affect the national economic safety or result in the transfer of actual control rights of any company having “famous brands” or any “old established Chinese brands,” and require that the parties to any such transaction report to the Ministry of Commerce for approval. Additionally, any foreign company directly or indirectly controlled by Chinese companies or individuals used as a vehicle for public listing in an overseas stock market will need China Securities Regulatory Commission approval in connection with such listing. As it is uncertain how this new regulation will be interpreted or implemented, we cannot predict how this regulation will affect our business operations or future strategies. For example, we may be subject to a more stringent review and approval process with respect to our acquisition activities, which may adversely affect our business and prospects.

The Company has inserted such disclosure under the heading “Dividend Policy” in Item 5. Market for Registrant’s Common Equity and Related Stockholder Matters and Issuer Purchases of Equity Securities in the Form 10-K/A as follows:

Dividend Policy

We have never declared or paid any cash dividends on our Class A Common Stock and we do not anticipate paying any cash dividends in the foreseeable future. Our ability to pay such cash dividends is subject to our receipt of dividends from our operating subsidiaries, which are subject to legal restrictions in the PRC on making such payments. We currently intend to retain future earnings, if any, to finance operations and the expansion of our business. Any future determination to pay cash dividends will be at the discretion of the board of directors and will be based upon our financial condition, operating results, capital requirements, plans for expansion, restrictions imposed by PRC law and any financing arrangements and any other factors that the board of directors deems relevant.

Management Discussion and Analysis and Financial Condition and Results of Operations, page 12

5
We note your response to prior comment three and are unable agree with your conclusion that eliminating reoccurring items such as interest expense from a performance measure is appropriate, although you have not discretely labeled interest expenses as “nonrecurring, infrequent or unusual”. Also refer to Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures on our website at: http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm

Response: The Company has considered the Staff’s comments and reviewed the cited Frequently Asked Question and the adopting release relating to Regulation G and the changes to Item 10 of Regulation S-K. As a result, and in the interests of insuring that investors are able to evaluate New Dragon on a like-to-like basis with its peer registrants, the Company has decided to report the non-GAAP financial measure EBITDA as an alternative to Adjusted Net Income. The Company believes that the use of EBITDA is justified in these circumstances due to the significant non-cash distortions in the reported levels of its net income it experiences as a result of this method of accounting for its convertible preferred stock and warrants and its resulting use of such measure internally for purposes of evaluating company performance. In addition, New Dragon believes that investors will look to this metric for evaluating its performance relative to competitor companies. Although the Company recognizes that Question 8 of the FAQs cited above requires a registrant to consider whether the elimination of such recurring items as interest, depreciation and amortization are appropriate when reporting EBITDA, it has concluded that the usefulness of the measure when viewed together with the transparency of the reconciliations it will be providing to investors justifies its inclusion in New Dragon’s public discussion of its financial results.

Critical Accounting Policies, page 17

6
We note your introductory language proposed in your response to prior comment six. However, your disclosures continue to exclude the specific instances where uncertainties exist in management’s estimates. Specific instances might include assumptions management must apply in order to estimate net revenues, allowances, reserves or valuations of assets and liabilities. Accordingly, we reissue prior comment six in its entirely.

Response: The Company has amended the disclosures in “CRITICAL ACCOUNTING POLICIES” in the Amendments as follows:

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimates are made, and if different estimates that are reasonable could have been used, or changes in the accounting estimates that are reasonably likely to occur, could materially impact the consolidated financial statements. We believe the following critical accounting policies reflect the more significant estimates and assumptions used in the preparation of the consolidated financial statements and our financial condition and results of operations.

Revenue recognition

Our revenues are generated from sales of flour and instant noodle. All of our revenue transactions contain standard business terms and conditions. We determine the appropriate accounting for these transactions after considering (1) whether a contract exists; (2) when to recognize revenue on the deliverables; and (3) whether all elements of the contract have been fulfilled and delivered. In addition, our revenue recognition policy requires an assessment as to whether collection is reasonably assured, which inherently requires us to evaluate the creditworthiness of our customers. Changes in judgments on these assumptions and estimates could materially impact the timing or amount of revenue recognition.

Accounting for Derivative Instruments

Statement of Financial Accounting Standard (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, requires all derivatives to be recorded on the balance sheet at fair value. These derivatives, including embedded derivatives in our Series A & B Preferred Stock, are separately valued and accounted for on our balance sheet. Where market prices are not readily available, fair values are determined using market based pricing models incorporating readily observable market data and requiring judgment and estimates.

The pricing model we use for determining fair values of our derivatives is a combination of the Black Scholes and Binomial Pricing Models. Valuations derived from this model are subject to ongoing internal and external review. The model uses market-sourced inputs such as interest rates, exchange rates, and option volatilities. Selection of these inputs involves management's judgment and may impact net income. The Company has obtained a valuation report from a valuation firm to support its estimates.

In September 2000, the Emerging Issues Task Force ("EITF") issued EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in, a Company's Own Stock," ("EITF 00-19") which requires freestanding contracts that are settled in a company's own stock, including common stock warrants, to be designated as an equity instrument, asset or a liability. Under the provisions of EITF 00-19, a contract designated as an asset or a liability must be carried at fair value on a company's balance sheet, with any changes in fair value recorded in the company's results of operations. A contract designated as an equity instrument must be included within equity, and no fair value adjustments are required. In accordance with EITF 00-19, in August 2006, we determined that several of the outstanding warrants to purchase our common stock and the embedded conversion feature of our financial instruments, should be separately accounted for as liabilities. We had not classified these derivative liabilities as such in our historical financial statements. In order to reflect these changes, we restated our financial statements for the year ended December 25, 2005 to record the fair value of these warrants and conversion features on our balance sheet and record unrealized changes in the values of these derivatives in our consolidated statement of operations as “(Loss) on fair value adjustments to embedded derivatives.”

The EITF recently deliberated on the impact of liquidated damages clauses in registration rights agreements and the effect on accounting and classification of instruments subject to the scope of EITF 00-19 in EITF 05-04 The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19. The EITF has not reached a consensus on this issue and has deferred deliberation until the FASB addresses certain questions, which could affect a conclusion on this issue. Specifically, EITF 05-04 presents alternative views on whether the liquidated damages provisions in registration rights agreements should be combined with or treated separately from the associated financial instrument. We view the registration rights agreement and the financial instrument a liability to be recorded as incurred. If the EITF were to adopt the view that the registration rights agreement should be viewed as a separate instrument from the financial instrument, we may have to account for additional derivatives.

Stock-based compensation

On December 16, 2004, the FASB issued SFAS No. 123R, “Share-Based Payment,” which replaces SFAS No. 123, “Accounting for Stock-Based Compensation” and supercedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on the grant date fair value of the award. SFAS No. 123R was to be effective for interim or annual reporting periods beginning on or after June 15, 2005, but in April 2005 the SEC issued a rule to permit most registrants to implement SFAS No. 123R at the beginning of their next fiscal year, instead of the next reporting period as required by SFAS No. 123R. The pro forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition. Under SFAS No. 123R, we must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive options, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS No. 123R, while the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. We have adopted the requirements of SFAS No. 123R for the fiscal year beginning on December 26, 2004, and recorded the compensation expense for all unvested stock options existing prior to the adoption in the first quarter of 2005.

Contractual joint ventures

A contractual joint venture is an entity established between the Company and another joint venture partner, with the rights and obligations of each party governed by a contract. Currently, the Company has established three contractual joint ventures with three Chinese partners in China, with the Company’s percentage of ownership ranging from 79.64% to 90%. Pursuant to each Chinese joint venture agreement, each Chinese joint venture partner is entitled to receive a pre-determined annual fee and is not responsible for any profit or loss, regardless of the ownership in the contractual joint venture. In view of such contracted profit sharing arrangement, the three contractual joint ventures are regarded as 100% owned by the Company. Hence, the Company’s consolidated financial statements include the financial statements of the contractual joint ventures.

Allowance for doubtful accounts

Management provides for an allowance for doubtful accounts for those third party trade accounts that are not collected within one year. We base our estimate (one year) on historical experience and on continuous monitoring of customers’ credit and settlement. We believe we have reasonable basis for making judgments on the allowance for doubtful accounts.

We normally grant up to 90 days credit to our customers. We monitor our allowance for doubtful accounts on a monthly basis. The significant provisions and write-offs during 2005 and 2004 reflect the estimates made by management approximate to the actual results. The net profit and loss impact of the provision and write-off on 2005 and 2004 are $118 and $218, respectively, which have an insignificant impact on the results of operations for both fiscal years.

Inventory valuation

Inventories are stated at the lower of cost, determined on a weighted average basis, or net realizable value. Costs of work-in-progress and finished goods are composed of direct material, direct labor and an attributable portion of manufacturing overhead. Net realizable value is the estimated selling price, in the ordinary course of business, less estimated costs to complete and dispose.

Consolidated Financial Statements

Note 1 Organization and Nature of Operations, page F-7

7
We note your response to prior comment ten including your proposed consolidated policy disclosures. As previously requested, please confirm, if true, that you have no other interests in any other entity other than those you have listed in Note 1.

Response: The Company confirms that it has no other interests in any other entity other than those listed in Note 1.

Note 3 Summary of Significant Accounting Policies

Property, machinery and equipment, page F-9

8	We note your proposed expanded disclosure in response to prior comment 13. Please expand your disclosure to specifically define what you mean by “lowest level.”

Response: The Company has amended the disclosure in “Property, machinery and equipment” in the Amendments as follows and has deleted any reference to “lowest level”:

Property, machinery and equipment

Property, machinery and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the related assets that range from five to fifty years. Leasehold improvements are amortized using the straight-line method over the estimated useful life of the asset or the term of the lease, whichever is shorter. Costs for normal repairs and maintenance are expensed to operations as incurred, while renewals and major refurbishments are capitalized.

The Company accounts for long-lived assets, such as property, machinery and equipment and purchased intangible assets with finite lives, in accordance with SFAS No. 144, “Accounting for the impairment or Disposal of Long-Lived Assets” (“SFAS 144”), which requires impairment losses to be recorded on long-lived assets used in operations when indications of impairment are present. Determination of recoverability is based on an estimate of undiscounted future cash follows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets that management expects to hold and use is based on the amount the carrying value exceeds the fair value of the assets.

Assessments of whether there has been a permanent impairment in the value of property, machinery and equipment are periodically performed by considering factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other economic factors. The Company believes no permanent impairment has occurred as of December 25, 2005.

Earnings per share, page F-10

9	We note your proposed disclosure responding to prior comment 14 regarding your earnings per share computation. Please address the following.

•
Please clarify and disclose why you believe the “if converted method” would not apply to your convertible securities in computing earnings per share, if that is your view. Refer to paragraph 26-29 of SFAS 128.

•
Based on your conclusion that your preferred shares are temporary equity discounted by the value of warrants issued in connection with your preferred shares, as set forth in your response to prior comment 16, it would appear that the accreted preferential dividend should be included in income attributable to common shareholders. Refer to paragraph 9 of SFAS 128.

•
We note your warrant roll forward disclosure set forth in response to prior comment 16. Please explain why the 2,075,000 outstanding warrants as of December 31, 2003 and 2004 are not included in your computation of earnings per share.

Response: We have revised the earnings per share calculations and disclosures in the Amendments to address your comments. We have applied the “if converted” method to the convertible securities in computing earnings per share; we have included the accreted preferential dividend in income attributable to common shareholders; and we have included the 2,075,000 outstanding warrants in the computation of earnings per share.

Note 11 - Taxation, page F-13

10
We note your proposed disclosure in response to prior comment 15 regarding your preferential tax rates and exemptions. It appears you will need to further clarify your disclosure to discretely indicate that the aggregate dollar amounts and per share effects are those specific to the special tax arrangements, if true.

Response: The Company has provided additional information with respect to the financial impact of the special tax arrangements in Note 11, including pro forma tax expense and earnings per share, as if the special tax arrangements were not in effect.

For the years ended December 25, 2005, 2004 and 2003, the impact from effective tax rate varied from the statutory tax rate is summarized as follows:

(In thousands, except for per share amounts)

	2005	2004	2003

Effective rate	26%	22%	14%
Statutory income tax	33%	33%	33%
Income available to common stockholders as reported	$1,106	$4,645	$2,727
Earnings per common share:
Basic	0.02	0.10	0.06
Diluted	0.02	0.10	0.06
Income available to common stockholders - pro forma	777	3,991	2,124
Earnings per common share - pro forma:
Basic	0.01	0.09	0.05
Diluted	0.01	0.09	0.05
Impact of effective rate	$329	$654	$603
Per share effect:
Basic	$0.01	$0.01	$0.01
Diluted	$0.01	$0.01	$0.01

Pro forma information is presented by assuming the preferential tax treatment was not entitled and the PRC income was levied income tax at 33%. The current “two-year exemption, three-year 50% reduction” tax holiday will have expired by the year 2011. However, the regional preferential tax rate and income tax refund policies have no specific expiry date.

Note 12 Convertible Preferred Stock, page F-14

11
We note your response to prior comment 16 indicating that the Series A and B preferred shares are not within the scope of SFAS 150, and that your warrants should be accounted for as a derivative liability. We will not be in a position to fully evaluate your responses until you have provided us with restated financial statements and an amended document.

Response: Please see the Amendments whereby we characterize the Series A and B preferred shares as mezzanine equity.

12
Additionally, we note your response to prior comment 16 and are unable to agree with your conclusion that the conversion option of your Series A and B preferred shares is conventional convertible. In this regard, we note that the conversion option includes a conversion price reset provision contingent on the price of subsequent equity sales which could result in the preferred shareholders realizing a value in a number of shares different from that at the date the preferred shares were issued. This provision does not appear to be a standard anti-dilution right. Refer to paragraph 4 of EITF 00-19 and EITF 05-02. As such, it appears that you will need to provide us with your analysis of paragraphs 12-32 of EITF 00-19 evaluating whether the conversion option qualifies as permanent equity, as previously requested.

Response: The determination of whether a financial instrument is a derivative results from complex and difficult evaluation of accounting principles. We have analyzed the Series A and B Preferred Stock conversion features as the Staff suggested and we have adjusted our interpretation to include paragraphs 12-32 of EITF 00-19 and EITF 05-02. We have concluded that the shares of Series A and B Preferred Stock are not conventional convertibles based on the interpretation of paragraph 4 of EITF 00-19 included in the text of EITF 05-02.

These financial instruments are not conventional convertibles based in the potential reset adjustments in section 7 of the Certificate of Designation of Preference, Rights and Limitations of Series A 7% Convertible Stock and the similar potential adjustments to the Series B Convertible Stock conversion price. Section 7 of the Certificates of Designation could result in the holder receiving in value a number of shares potentially different from that at the date the shares of Series A and B Preferred Stock were issued.

Since we have determined that the shares of Series A and B Preferred Stock are not conventional convertibles as defined by paragraph 4 of EITF 00-19 and EITF 05-02, we reviewed paragraphs 12-32 of the EITF. Based on our review of paragraphs 12, 14 through 18, and 20 through 24, we concluded that the embedded conversion features of both the Series A and B Preferred Stock should be accounted for as a liability and not equity. Our conclusion is based on the fact that a net cash settlement could be caused by the registration penalty (paragraph 12), the registration penalty is not limited to a normal discount for the difference between registered and unregistered shares (paragraphs 14-18), and the contract does not contain an explicit limit on the number of shares to be delivered at the time of conversion (paragraph 20- 24). The factors under EITF 00-19 require the embedded conversion feature to be classified as a liability subject to adjustment at each reporting period until settled. Accordingly, the Amendments account for the embedded conversion feature as a liability.

13
We note you appear to have concluded that your warrants qualify as derivative liabilities based on the liquidating damage provision included in the registration rights agreement. Please specifically address and disclose your accounting policy related to liquidating damage provisions in your summary of significant accounting policies. Refer to EITF 05-04.

Response: We have included in the Amendments disclosure related to EITF 05-04.

14
We note your response to prior comment five which provides your proposed disclosure regarding the terms of your Series A and B preferred shares, and continue to note your proposed disclosure does not address all significant terms. For example, but without limitation, we note terms in your Certificates of Designation of Preference, Rights and Limitations such as liquidating damages associated with your registration rights and the five-year and quarterly redemption terms. Please amend your filing and expand your disclosure accordingly.

Response: The Company has added the following disclosure to the Amendments:

	Series A Preferred Stock	Series B Preferred Stock

Preferred Dividend
7% per annum, payable quarterly in arrears in cash or, at the Company’s option subject to satisfaction of certain conditions, shares of Class A Common Stock valued at 95% of the volume-weighted current market price.

7% per annum, payable quarterly in arrears in cash or, at the Company’s option subject to satisfaction of certain conditions, shares of Class A Common Stock valued at 95% of the volume-weighted current market price.

Redemption
July 11, 2010

Beginning on the 24th month following closing and each month thereafter, the Company shall redeem 1/37th of the face value of the Preferred Stock in either cash or Class A Common Stock valued at 90% of the volume-weighted current market price.

December 22, 2010

Beginning at the end of the 24th month following closing and on each third monthly anniversary of that date (quarterly) thereafter, the Company shall redeem 1/13th of the face value of the Preferred Stock in either cash or Class A Common Stock valued at 90% of the volume-weighted current market price.

Mandatory Conversion	The Company may at any time force the conversion of the Preferred Stock if the volume-weighted current market price of the Class A Common Stock exceeds 300% of the then applicable conversion price.
The Company may at any time force the conversion of the Preferred Stock if the volume-weighted current market price of the Class A Common Stock exceeds 200% of its price at issuance of the Preferred Stock.

Registration
The Company shall file to register the underlying Class A common shares within 30 days of the closing date and make its best effects to have the Registration declared effective at the earliest date. In the event such Registration is not continuously effective during the period such shares are subject to transfer restrictions under the U.S. federal securities laws, then (subject to certain exceptions) the holders are entitled to receive liquidated damages equal to 2.0% of the purchase price of the Preferred Stock per month.

The Company shall file to register the underlying Class A common shares with 30 days of the closing date and make its best effects to have the Registration declared effective at the earliest date. In the event such Registration is not continuously effective during the period such shares are subject to transfer restrictions under the U.S. federal securities laws, then (subject to certain exceptions) the holders are entitled to receive liquidated damages equal to 2.0% of the purchase price of the Preferred Stock per month.

Anti-dilution
In the event the Company issues at any time while Preferred Stock are still outstanding Common Stock or any type of securities giving rights to Common Stock at a price below the Issue Price, the Company agrees to extend full-ratchet anti-dilution protection to the investors.

In the event the Company issues at any time while Preferred Stock are still outstanding Common Stock or any type of securities giving rights to Common Stock at a price below the Issue Price, the Company agrees to extend full-ratchet anti-dilution protection to the investors.

Note 14 Warrants, page F-14

15
We note your response to prior comment 17 indicating that you believe these warrants should be revalued at each reporting date until they are exercised. Please clarify whether these warrants were broker-assisted cashless exercises as that term has specific meaning to a simultaneous exercise of options or warrants with the sale of the underlying stock in which the holder receives the residual cash proceeds. Refer to Appendix E of SFAS 123(R). Additionally, it is unclear why adjustments are necessary at each reporting date since these warrants appear to be exercisable at the date of grant with no further service requirements attributed to the holders.

Response: We clarify that the warrants are not broker-assisted cashless exercises. These warrants were for payment of services by a non-employee and are immediately exercisable at the date of grant, with no further service requirements. We believe they were appropriately valued when the services were completed as described in EITF 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”. The warrants will not be revalued as our original response indicated. We have revised our disclosures in the Amendments.

16
We note your proposed disclosure to prior comment 18 in which you indicate that the value of your warrants associated with the issuances of your preferred stock is being amortized to interest expense through the redemption date. Please clarify how this treatment is consistent with your determination that the preferred shares do not qualify as a liability but rather temporary equity. Please cite the specific authoritative accounting literature you relied upon supporting your conclusion.

Response: We have accounted for the accretion of the Series A and B Preferred Stock, due to the discounts caused by the allocation of the proceeds to the warrant liability and, now, the embedded conversion feature, as an accretion of preferred stock, and we present this amount as a deduction from net income to arrive at income applicable to common shareholders. The changes in fair value of the warrant liability and the embedded conversion feature are recorded as other income (expense) in the Amendments.

Note 17 Commitments, page F-15

Annual fees

17
We note your response to prior comment 20 suggesting that you do not share in the profit or loss of your three Chinese joint ventures. Please expand your disclosures of these arrangements and clarify the purpose and terms of these joint venture arrangements.

Response: The Company has expanded the disclosure of these arrangements as follows:

Subsequent to the establishment of the joint ventures, the Chinese joint venture partners requested an annual flat fee from the joint ventures for the remaining term of the joint ventures instead of sharing in the profit and loss of the joint ventures to avoid the potential risk of taking losses. Accordingly, supplementary joint venture agreements were signed, under which the Company is committed to pay pre-determined annual fees in the aggregate $111,000 to the three Chinese joint venture partners instead of sharing with them the profit and loss of the joint ventures. All of these fees are paid to the Chinese joint venture partners and none is paid to any government organizations.

Form 10-Q for the Fiscal Quarter ended March 31, 2006

18	Please revise your interim report on Form 10-Q as necessary to comply with all applicable comments written on your annual report above.

Response: The Company has made the requested changes on Form 10-Q/A for the fiscal quarter ended March 25, 2006 and all other affected interim reports accordingly.

The Company hereby acknowledges that

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to this filing would be greatly appreciated. Please let us know if you have further questions. Thank you.

Sincerely,

/s/ Peter Mak
Peter Mak
Chief Financial Officer

cc:	Loeb & Loeb LLP
Grobstein, Horwath & Company LLP